NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC (the 'Exchange' or 'NYSE American') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of Common Stock (the 'Common Stock') of Orchids Paper Products Company (the 'Company') from listing and registration on the Exchange on April 23, 2019, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision to initiate delisting proceedings pursuant to Section 1003(c)(iii) of the NYSE American Company Guide, based on disclosure in the Company's April 1, 2019 press release and Form 8-K filing, that it intends to initiate insolvency proceedings by filing a bid procedures and sale motion under Chapter 11 with the U.S. Bankruptcy Court for the District of Delaware. The Exchange, on April 1, 2019, determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone and by letter on April 1, 2019. The Company had a right to appeal the determination to delist the Common Stock by a Committee of the Board of Directors of the Exchange, provided that it filed a written request for such a review with the Secretary of the Exchange within seven calendar days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.